NEWS RELEASE

New York - AG	February 25, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Announces Financial Results for Q4 and Year End 2018

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2018. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

2018 HIGHLIGHTS

•
Completed transformational acquisition of Primero Mining Corp. and its world-class San Dimas Silver/Gold Mine on May 10, 2018, creating one of the largest publicly traded silver companies in the world.

•	Produced 11.7 million ounces of silver, 111,084 ounces of gold, 16.1 million pounds of lead and 5.7 million pounds of zinc.

•	Total production reached 22.2 million silver equivalent ounces, achieving the 2018 total production guidance range of 20.5 million to 22.6 million ounces, an increase of 37% over the prior year.

•	All-in Sustaining costs (“AISC”) of $14.95 per payable silver ounce, in-line with the AISC guidance range of $14.53 to $15.83 per ounce.

•	Cash costs of $6.98 per payable silver ounce, beating the 2018 guidance range of $7.18 to $7.75 per ounce.

•	Revenues totaled $300.9 million, representing a 19% increase from 2017.

•
Mine operating earnings of ($11.9) million compared to $16.0 million in 2017 primarily due to a $7.5 million inventory loss due to the bankruptcy of Republic Metals Refining Corp. and a 9% decrease in the average realized silver price per ounce.

•	Operating cash flows before working capital and taxes of $61.6 million or $0.34 per share (non-GAAP).

•	The Company recorded a net loss of $204.2 million ($1.11 per share) in 2018, reflecting the impact of impairment pre-tax charges totaling $199.7 million.

•	Began commissioning of the new 2,000 tpd roasting facility at La Encantada which is expected to increase silver production by 1.5 million ounces per year.

•	Achieved annual consolidated silver recoveries of 80%, a new Company record, due to ongoing investments in metallurgical processing and innovation.

•	Exercised option agreements on the Ermitaño and Cumobabi projects in Sonora, Mexico with Evrim Resources Corp. for a 100% earn-in for both projects.

•	Ended 2018 with cash and cash equivalents of $57.0 million, down from $118.1 million at the end of 2017.

•	Subsequent to year end, the Company sold 2.25 million shares through its at-the-market offering equity program on the NYSE for net proceeds of $13.2 million.

Q4 2018 Highlights

•	Produced 3.3 million ounces of silver, 34,487 ounces of gold, 3.3 million pounds of lead and 1.4 million pounds of zinc, for a total of 6.5 million silver equivalent ounces.

•	Revenues totaled $74.1 million, representing a 21% increase compared to Q4 2017.

•	Mine operating earnings of ($9.0) million compared to $1.4 million in Q4 2017.

•	AISC of $12.83 per payable silver ounce, representing a 9% decrease compared to Q4 2017.

•	Cash costs of $6.06 per payable silver ounce, representing a 10% decrease compared to Q4 2017.

•	Adjusted net loss of $10.5 million ($0.05 per share) after excluding non-cash and unusual items.

•	Operating cash flows before working capital and taxes of $11.0 million or $0.06 per share (non-GAAP).

CEO COMMENTS
“2018 was a bittersweet year for First Majestic following the largest acquisition in the Company's history of the San Dimas mine paired with silver prices falling to a nine-year low,” said Keith Neumeyer, President and CEO of First Majestic. “Nevertheless, First Majestic delivered a solid year with record production and revenues of over $300 million and an AISC of $14.95 per ounce. We also advanced numerous innovative projects in 2018 aimed at increasing shareholder value in 2019. We continue to lead the industry as the purest silver producer and remain focused on improving margins by adopting new technologies with high returns on invested capital.”

2018 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2018-Q4	2017-Q4	Change Q4 vs Q4	2018	2017	Change '18 vs '17
Operational
Ore Processed / Tonnes Milled	850,272	736,684	15%	3,375,452	2,981,506	13%
Silver Ounces Produced	3,250,816	2,337,463	39%	11,679,452	9,749,591	20%
Silver Equivalent Ounces Produced	6,485,761	4,065,337	60%	22,243,071	16,207,905	37%
Cash Costs per Ounce (1)	$6.06	$6.76	(10%)	$6.98	$7.04	(1%)
All-in Sustaining Cost per Ounce (1)	$12.83	$14.13	(9%)	$14.95	$13.82	8%
Total Production Cost per Tonne (1)	$65.31	$50.81	29%	$60.71	$50.12	21%
Average Realized Silver Price per Ounce (1)	$14.47	$16.61	(13%)	$15.53	$17.12	(9%)

Financial (in $millions)
Revenues	$74.1	$61.2	21%	$300.9	$252.3	19%
Mine Operating (Loss) Earnings (2)	($9.0)	$1.4	(744%)	($11.9)	$16.0	(174%)
Impairment of non-current assets	($168.0)	($65.5)	(157%)	($199.7)	($65.5)	(205%)
Net (Loss) Earnings	($164.4)	($56.1)	(193%)	($204.2)	($53.3)	(283%)
Operating Cash Flows before Working Capital and Taxes (2)	$11.0	$18.7	(41%)	$61.6	$81.0	(24%)
Cash and Cash Equivalents	$57.0	$118.1	(52%)	$57.0	$118.1	(52%)
Working Capital (1)	$108.1	$116.3	(7%)	$108.1	$116.3	(7%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.85)	($0.34)	(151%)	($1.11)	($0.32)	(247%)
Adjusted EPS (1)	($0.05)	($0.04)	(47%)	($0.21)	($0.04)	(427%)
Cash Flow per Share (1)	$0.06	$0.11	(50%)	$0.34	$0.49	(32%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes.  These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

2018 FINANCIAL RESULTS
Full year revenues totaled $300.9 million, a 19% increase compared to 2017, primarily due a 37% increase in production offset by a 9% decrease in average silver prices. The Company realized an average silver price of $15.53 per ounce in 2018, its lowest annual selling price since 2009 due to continued market weakness.

Annual mine operating earnings totaled ($11.9) million compared to $16.0 million in 2017. The decrease in mine operating earnings was attributed to taking a $7.5 million inventory loss due to the bankruptcy of Republic Metals Refining Corp., one of three refineries used by the Company. At the time of the Chapter 11 announcement, the Company had approximately 758,000 silver equivalent ounces of inventory that were in Republic's possession for refining. The Company has been pursuing legal and insurance channels to recover the value of this inventory, but there is no assurance that some or any this inventory will be recovered. As a result, the Company has written off the cost of these inventories to cost of sales. The decrease in mine operating earnings was also affected by tighter margins as a result of a 9% decrease in the average silver price, higher production costs attributed to increases in energy costs, and $2.1 million in severance costs incurred during the year as part of the Company's staff reduction initiative.

The Company was required to record an impairment charge of $111.8 million and $56.3 million on its two concentrate producing mines, La Parrilla and Del Toro, respectively due to a reduction in estimated Reserves and Resources as a result of a decline in long-term metal price forecasts, a decrease of investment, and increase in operating costs. In addition, the Company recognized an impairment charge of $31.7 million on La Guitarra in the second quarter as a result of management's decision to place the operation on care and maintenance effective August 3, 2018.

Adjusted EPS (non-GAAP), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income taxes for the year ended December 31, 2018 was a loss of $0.21, compared to a loss of $0.04 in 2017.

Cash flows before movements in working capital and taxes during the year was $61.6 million ($0.34 per share) compared to $81.0 million ($0.49 per share) in 2017.

The Company ended 2018 with $57.0 million in cash and cash equivalents compared to $118.1 million at the end of 2017. In addition, the Company ended the year with a working capital surplus of $108.1 million compared to $116.3 million at the end of 2017. The decrease in cash and cash equivalents was primarily attributed to movements in working capital items in relation to the Primero acquisition, including a $6.4 million decrease in trade and other payables as First Majestic began paying down overdue liabilities assumed from the Primero acquisition and absorbed a $17.2 million increase in value added taxes ("VAT") receivable as a result of delays in recovery from the Mexican tax authority, the Servicio de Administracion Tributaria ("SAT"). Primero was 18 months behind on its VAT filings when First Majestic acquired the San Dimas mine, however, since acquisition the Company has accelerated its filings and as at December 31, 2018, has recovered $4.5 million of the outstanding amount. Subsequent to December 31st, the Company has recovered a further $7.0 million related to its Primero VAT filings.

FULL YEAR 2018 OPERATIONAL RESULTS

Annual Production Summary	San Dimas(1)	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	435,289	899,370	916,894	284,656	491,637	267,170	80,435	3,375,452
Silver Ounces Produced	3,621,868	2,223,246	1,603,740	1,746,139	1,340,385	785,154	358,919	11,679,452
Silver Equivalent Ounces Produced	8,051,605	6,014,687	1,610,895	2,169,338	2,323,056	1,432,312	641,179	22,243,071
Cash Costs per Ounce	$0.11	$0.50	$18.80	$9.42	$12.83	$17.10	$9.79	$6.98
All-in Sustaining Cost per Ounce	$5.92	$4.54	$23.82	$12.28	$19.57	$27.49	$16.13	$14.95
Total Production Cost per Tonne	$117.46	$57.01	$32.28	$77.66	$51.88	$70.20	$81.91	$60.71
1) San Dimas production was from the period May of 10, 2018 to December 31, 2018.

Total production in 2018 reached 22.2 million equivalent ounces of silver, representing a 37% increase over 2017, and at the upper end of the Company’s guidance of 20.5 to 22.6 million silver equivalent ounces. Total production consisted of 11.7 million ounces of silver, 111,084 ounces of gold, 16.1 million pounds of lead and 5.7 million pounds of zinc. The increase in metal production can be attributed to the addition of the San Dimas mine, which contributed 3.6 million ounces of silver and 54,098 ounces of gold (or 8.1 million silver equivalent ounces) of production since being acquired on May 10, 2018.

Cash cost per ounce in the year was $6.98, a decrease of $0.06 per ounce compared to the previous year and below the range of the Company's 2018 guidance of $7.18 to $7.75 per ounce. The decrease in cash cost compared to the prior year was primarily due to the addition of San Dimas, which had a cash cost of $0.11 per ounce, partially offset by $2.1 million in severance costs incurred during the year as part of the Company's cost reduction initiative and staff level optimization as well as increase in energy costs due to a 30% rate hike by Mexico's Federal Electricity Commission and higher diesel costs.

AISC per ounce in 2018 was $14.95, an increase of $1.13 per ounce compared to the previous year and within the annual guidance of $14.53 to $15.83 per ounce. The increase in AISC per ounce was attributed to higher sustaining capital expenditures as the Company increased investments in development and exploration.

The Company’s total capital expenditures in 2018 was $107.2 million, an increase of 32% or $25.8 million compared to the prior year, consisting of $45.7 million for underground development, $27.8 million in exploration and $33.7 million in property, plant and equipment. Total investments, on a mine-by-mine basis, primarily consisted of $20.5 million at San Dimas, $18.9 million at Santa Elena, $16.9 million at La Encantada, $9.3 million at San Martin, $14.2 million at La Parrilla, $11.6 million at Del Toro and $5.3 million at La Guitarra.

As previously announced, the Company plans to invest a total of $137.4 million on capital expenditures in 2019 consisting of $61.1 million for sustaining requirements and $76.3 million for expansionary projects. The Company is preparing for future production growth by developing additional mine production levels at each of the mining units, investments in high-intensity grinding mills and microbubble flotation cells, in addition to the exploration work at the Ermitaño West project in order to advance the project towards a production decision. First Majestic will remain nimble and ensure its capital investments are flexible to account for changing commodity prices.

Q4 2018 FINANCIAL RESULTS
Revenues generated in the fourth quarter of 2018 totaled $74.1 million, representing a 21% increase compared to $61.2 million in the fourth quarter of 2017.

The Company realized a nine-year low quarterly average silver price of $14.47 per ounce, representing a 13% decrease compared to $16.61 per ounce in the fourth quarter of 2017.

Mine operating earnings were ($9.0) million compared to $1.4 million in the fourth quarter of 2017. The decrease was primarily due to the $7.5 million inventory loss due to the bankruptcy of Republic Metals, tighter margins as a result of a 13% decrease in average silver price and $1.0 million in severance costs incurred during the quarter as part of the Company's staff reduction initiative.

The Company recorded a net loss of $164.4 million (EPS of ($0.85)) during the fourth quarter of 2018 compared to $56.1 million (EPS of ($0.34)) in the fourth quarter of 2017. The $108.3 million decrease in net earnings was primarily attributed to a $168.0 million non-cash impairment charge, or $130.6 million net of tax, on the La Parrilla and Del Toro mines and the decrease in mine operating earnings.

Adjusted net loss for the quarter was $10.5 million (adjusted loss per share of $0.05), after excluding non-cash and non-recurring items.

Cash flows before movements in working capital and income taxes were $11.0 million ($0.06 per share), compared to $18.7 million ($0.11 per share) in the fourth quarter of 2017.

Q4 2018 OPERATIONAL RESULTS

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	Consolidated
Ore Processed / Tonnes Milled	172,641	221,945	206,812	125,751	56,200	66,924	850,272
Silver Ounces Produced	1,367,028	567,754	449,632	312,144	149,734	404,523	3,250,816
Silver Equivalent Ounces Produced	3,127,871	1,587,396	451,244	563,703	243,637	511,911	6,485,761
Cash Costs per Ounce	$0.58	($1.06)	$15.60	$13.80	$27.69	$10.40	$6.06
All-in Sustaining Cost per Ounce	$5.35	$2.18	$18.70	$21.18	$37.83	$13.60	$12.83
Total Production Cost per Tonne	$113.66	$54.55	$33.20	$52.47	$84.67	$83.27	$65.31

Total production reached 6.5 million silver equivalent ounces in the fourth quarter of 2018, representing a 4% decrease compared to the previous quarter, consisting of 3.3 million ounces of silver, 34,487 ounces of gold, 3.3 million pounds of lead and 1.4 million pounds of zinc. The slight decrease in production was primarily due to a 5% decrease in consolidated silver grade and 2% decrease in tonnes milled.

Cash cost per ounce in the quarter was $6.06, a decrease of 12% or $0.79 per ounce compared to the previous quarter. The decrease in cash cost per ounce was primarily attributed to an increase in by-product credits which was partially offset against a $1.0 million in severance costs incurred during the quarter as part of the Company's cost reduction initiative.

AISC in the fourth quarter was $12.83 per ounce, a decrease of $2.29 per ounce compared to the previous quarter, primarily attributed to lower sustaining capital expenditures as the Company wound down its development and exploration projects near the end of the year after completing respective budget programs.

Capital expenditures in the fourth quarter were $25.8 million, a decrease of 26% compared to the prior quarter, primarily consisting of $7.4 million at San Dimas, $3.7 million at Santa Elena, $3.0 million at La Encantada, $2.4 million at San Martin, $3.4 million at La Parrilla and $2.0 million at Del Toro.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the La Parrilla Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.